[Kentucky Bancshares, Inc. Letterhead]



August 14, 2014

Via Edgar

John P. Nolan & Michael Volley
Senior Assistant Chief Accountant
United State Securities and Exchange Commission
Division of Corporation Finance
100 F. Street, N.E.
Washington, D.C. 20549

Re:   Kentucky Bancshares, Inc.
      Form 10-K for the fiscal year ended December 31, 2013
       Filed March 28, 2014
       File No. 000-52598

Dear Mr. Nolan:

Consistent with the telephone conversation with Mr. Michael Volley, this will serve as our formal request to extend the response date to the Staff's comment letter dated August 1, 2014 until Friday, August 29, 2014. The additional time is necessary to accumulate requested information and draft complete and comprehensive responses to the Staff's comments.

Please contact me if you have any questions.

Sincerely,

/s/ Gregory J. Dawson
Chief Financial Officer